FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of August 9, 2005
                       Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information (Report A and Report B) was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

REPORT A:

             NOTICE OF AN INTENT TO MAKE A BUY-OUT OF PARTICIPATING SECURITIES OF SKODA PRAHA AND TO APPLY FOR DE-LISTING

Within the meaning of the provision of Section 47(1) of Act No. 256/2004 Coll., on Conducting Business on the Capital Market, as amended, CEZ, a. s., with its registered office in Prague 4, Duhova 2/1444, Postal Code: 140 53, Identification No. 452 74 649, as a holder of a share in the registered capital and voting rights of SKODA PRAHA, a. s., with its registered office at Milady Horakove c.or. 109 c.p. 116, 160 41 Prague 6, Identification No. 00128201 (the "Company") equal to 97.6%, informs that:

     (a) on August 8, 2005, CEZ resolved to exercise the right to buy out participating securities of the Company within the meaning of Section 183i (1) of Act No. 513/1991 Coll., commercial code, as amended (the "Commercial Code");

     (b) upon publication of the resolution by the Company's General Meeting on the passage of other participating securities of the Company to CEZ, the participating securities of the Company will be de-listed within the meaning of Section 183n (1) of the Commercial Code.

REPORT B:

            CAPACITY OF A VIRTUAL POWER PLANT DISTRIBUTED AMONG FOUR
                                   COMPANIES

Winning prices for individual units are higher by 14.6% - 15.1% as compared to this year's wholesale price of electricity. Thus, the final average price of electricity for 2006 in the auction of a virtual power plant thus reached + 14.82% in comparison to the existing price. The offer of the virtual power plant increased the volume of the alternative offer on the Czech wholesale electricity market nearly by 10%, thus, a half of the off-take in the Czech republic may be covered by sources other than CEZ.

"The final price comes as no surprise because we have already noticed the demand under similar prices earlier," Alan Svoboda, CEZ Vice-Chairman of the Board of Directors and Sales Manager, commented on the results of the auction.

The demand exceed the offered capacity more than five times, with 16 bidders in total submitting 44 valid bids. The auction was attended by representatives of local and foreign traders and authorized off-takers. Last week, the best bids for 400 MW capacity of the virtual power plant were submitted by four companies. Two entities each won a unit, two units will be granted to another company, and as much as half of the eight 50 MW units offered will go another competitor of CEZ.

"Significant interest in the auction proved that Europe begins to be hungry for electricity. An anticipated decrease in the production capacity in the entire region as well as the quickly rising demand for electricity became evident", added Alan Svoboda, CEZ Sales Manager, and continued: "in addition, the results of the auction of the virtual power plant are a significant signal for the auction of Rainbow Energy for 2006." CEZ will begin the 2006 Rainbow Energy auction of the remaining production capacity on Friday, August 12, 2005.

Costs of the electricity form approx. a third of the final price for households. The rest consists of taxes and fees for distribution, transmission, system services, support of renewable resources, etc. Such fees will not be determined by the Energy Regulatory Office until this November; the amount of the fees depends, for instance, on inflation, increasing contributions to renewable resources and growing distribution assets due to the development of the network. In addition, next year the fees will for the first time include unbundling costs, i.e. costs of division of electricity supply and distribution as required by EU directives.

CEZ has organized the auction under the decision by the Antimonopoly Office that allowed CEZ to keep its majority share in Severoceska energetika and imposed an obligation upon CEZ to allow access of independent entities to its electricity production capacity of 400 MW in total, reduced to 240 MW in summer (June, July, and August), in 2006 through 2007. The virtual power plant is offered in the auction by eight units of 50 MW each, or 30 MW in summer months.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a.s.
                                                  ------------------------------
                                                           (Registrant)

Date:  August 9, 2005

                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration